ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED SEPTEMBER 19, 2012 AND

THE PROSPECTUS DATED MAY 1, 2012)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-181089

September 19, 2012

AFLAC INCORPORATED

$450,000,000 5.50% SUBORDINATED DEBENTURES DUE 2052

FINAL TERM SHEET

Dated September 19, 2012

Issuer:	Aflac Incorporated
Securities:	5.50% Subordinated Debentures due 2052
Ratings*:	Baa1/BBB(stable/negative)(Moody’s/S&P)
Security Type:	Subordinated Fixed Rate Debentures
Trade Date:	September 19, 2012
Settlement Date (T+5):

September 26, 2012, which is the fifth business day following the initial sale of the Debentures.

Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures prior to the third business day before the delivery of the Debentures will be required, by virtue of the fact that the Debentures initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Debentures who wish to make such trades should consult their own advisors.

Denominations:	$25 and integral multiples of $25 in excess thereof
Joint Book-Running Managers:	Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC
Senior Co-Manager:	BNY Mellon Capital Markets, LLC
Co-Managers:	Credit Suisse Securities (USA) LLC, Raymond James & Associates, Inc. and RBC Capital Markets, LLC
Principal Amount:	$450,000,000
Overallotment Option:	The underwriters may also purchase up to an additional $67,500,000 principal amount of Debentures at the public offering price minus the applicable underwriting discount within 30 days of the Trade Date to cover over-allotments, if any
Public Offering Price:	100.00% of principal amount
Underwriting Discount:	$12,714,612.50, which reflects $67,925,000 principal amount of Debentures sold to institutional investors, for which the underwriters received an underwriting discount of $679,250 (1.00%) and $382,075,000 principal amount of Debentures sold to retail investors, for which the underwriters received an underwriting discount of $12,035,362.50 (3.15%).
Proceeds, Before Expenses:	$437,285,387.50 (or $502,659,137.50 if the underwriters exercise their overallotment option in full, assuming that all such additional Debentures are sold to retail investors)
Maturity Date:	September 15, 2052
Coupon:	5.50%
Interest Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15, commencing on December 15, 2012
Record Dates:	March 1, June 1, September 1 and December 1 of each year

Optional Redemption:

In whole at any time or in part from time to time on or after September 26, 2017, at a redemption price equal to the principal amount of the Debentures being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption;

in whole, but not in part, at any time prior to September 26, 2017, within 90 days of the occurrence of a “tax event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to the principal amount of the Debentures being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption; or

in whole, but not in part, at any time prior to September 26, 2017, within 90 days of the occurrence of a “rating agency event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to the greater of (a) the aggregate principal amount or (b) the present value of a principal payment on September 26, 2017 and scheduled payments of interest that would have accrued from the redemption date to September 26, 2017 on the Debentures being redeemed, discounted to the redemption date on a quarterly basis at a discount rate equal to the treasury rate plus 40 basis points, in each case, plus any accrued and unpaid interest to but excluding the date of redemption.

Listing:	Application will be made to list the Debentures on the New York Stock Exchange
CUSIP:	001055 300

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, Wells Fargo Securities, LLC toll-free at 1-800-326-5987.

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